Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings from September 7, 2020 to September 11, 2020

September 4, 2020, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investors from September 7, 2020 to September 11, 2020

Date	Meetings Scheduled	Type
September 8, 2020	Aditya Birla Sun Life AMC	video meeting
September 8, 2020	Aegon Life Insurance Company	video meeting
September 8, 2020	Alchemy Capital Management	video meeting
September 8, 2020	Ambit Capital	video meeting
September 8, 2020	ASK Investment Managers	video meeting
September 8, 2020	Axis Mutual Fund	video meeting
September 8, 2020	Bajaj Allianz Insurance	video meeting
September 8, 2020	BNP Paribas Investment Partners	video meeting
September 8, 2020	BOI Axa Mutual Fund	video meeting
September 8, 2020	Canara HSBC OBC Life	video meeting
September 8, 2020	Crescita Investment Management	video meeting
September 8, 2020	East Bridge Capital	video meeting
September 8, 2020	Envision Capital	video meeting
September 8, 2020	Exide Life Insurance	video meeting
September 8, 2020	Future Generali Life Insurance	video meeting
September 8, 2020	HDFC Life Insurance	video meeting
September 8, 2020	HSBC Mutual Fund	video meeting
September 8, 2020	ICICI Bank	video meeting
September 8, 2020	ICICI Pru MF	video meeting
September 8, 2020	IDBI Federal Life Insurance	video meeting
September 8, 2020	IIFL Mutual Fund	video meeting
September 8, 2020	IndGrowth Capital	video meeting
September 8, 2020	India First Life Insurance	video meeting
September 8, 2020	ITI MF	video meeting
September 8, 2020	Kotak Mutual Fund	video meeting
September 8, 2020	LIC Mutual Fund	video meeting
September 8, 2020	Mahindra AMC	video meeting
September 8, 2020	Max Life Insurance	video meeting
September 8, 2020	Mirae Asset Mutual Fund	video meeting

September 8, 2020	Motilal Oswal Mutual Fund	video meeting
September 8, 2020	Nippon India Mutual Fund	video meeting
September 8, 2020	O3 Capital AMC	video meeting
September 8, 2020	PGIM India Asset Management	video meeting
September 8, 2020	Premji Investments	video meeting
September 8, 2020	Principal India	video meeting
September 8, 2020	Quantum Mutual Fund	video meeting
September 8, 2020	Reliance Nippon Life Insurance	video meeting
September 8, 2020	SBI General Insurance	video meeting
September 8, 2020	SBI LIFE Insurance	video meeting
September 8, 2020	SBI Pension	video meeting
September 8, 2020	Subhkam	video meeting
September 8, 2020	Sundaram Mutual Fund	video meeting
September 8, 2020	Tata Mutual Fund	video meeting
September 8, 2020	Taurus Mutual Fund	video meeting
September 8, 2020	UTI Mutual Fund	video meeting
September 8, 2020	White Oak Capital	video meeting
September 9, 2020	Avendus	video meeting
September 9, 2020	Axis MF	video meeting
September 9, 2020	Bajaj Allianz	video meeting
September 9, 2020	Birla Life	video meeting
September 9, 2020	Birla MF	video meeting
September 9, 2020	DSP AMC	video meeting
September 9, 2020	Enam Holdings	video meeting
September 9, 2020	GMO	video meeting
September 9, 2020	HDFC Life	video meeting
September 9, 2020	ICICI Pru Life	video meeting
September 9, 2020	IDFC MF	video meeting
September 9, 2020	Kotak MF	video meeting
September 9, 2020	L&T MF	video meeting
September 9, 2020	Max Life	video meeting
September 9, 2020	MOSL AMC	video meeting
September 9, 2020	Nikko	video meeting
September 9, 2020	Nippon AMC	video meeting
September 9, 2020	SBI MF	video meeting
September 9, 2020	Sundram MF	video meeting
September 9, 2020	Whiteoak	video meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.